Exhibit 23.3

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the references to our firm and to its having reviewed the report of Dominion Resources, Inc.’s staff engineers with regard to Dominion Resources, Inc.’s estimated proved reserves of gas and oil at December 31, 2004 appearing in Dominion Resources, Inc.’s Form 10-K for the year ended December 31, 2004 and in all current and future registration statements of Dominion Resources, Inc. that incorporate by reference such Form 10-K.

We further wish to advise that we are not employed on a contingent basis and that at the time of the preparation of our report, as well as at present, neither Ryder Scott Company, nor any of its employees had, or now has, a substantial interest in Dominion Resources, Inc., or any of its subsidiaries, as a holder of its securities, promoter, underwriter, voting trustee, director, officer, or employee.

/s/ Ryder Scott Company, L.P.

RYDER SCOTT COMPANY, L.P.

Houston, Texas

February 16, 2005